

June 15, 2022

Hongtao Shi
Chief Executive Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

> **Re:  Prestige Wealth Inc.**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 13, 2022**
> **CIK No. 0001765850**

Dear Mr. Shi:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1

General

1.  Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC and Hong Kong.

2.  We note your response to prior comment 1.  Please expand your risk factor and regulatory disclosures to discuss the risk related to your potential status as an investment

company or an investment adviser, and address the basis for your status determination.

Cover Page

3.      We note your response to prior comment 3.  Please revise to refrain from using terms such as "we" or "our" when describing activities of subsidiaries.

4.      We note your response to prior comment 4.  Please revise to provide a cross reference to the more detailed discussion of your cash management policies as they relate to how cash is transferred through your organization in the Prospectus Summary.  Please also address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to the summary risk factors and risk factors.

Conventions that Apply to This Prospectus, page ii

5.      You state that references to "China" or "PRC" refers to the People's Republic of China, excluding the Taiwan region, Hong Kong, and Macau.  Excluding Hong Kong from this definition tends to obscure and mitigate the risks to investors because of your significant operations in Hong Kong.  Please revise your disclosure to remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

Prospectus Summary, page 1

6.      Please revise to address the following:
•      Summarize the disclosure of enforcement of civil liabilities in Prospectus Summary;
•      Include a related summary risk factor; and
•      Revise the first risk factor on page 30 to separately describe the specific risks of enforceability of foreign judgments in Hong Kong and to discuss Cayman Islands and Hong Kong counsels' respective determinations.

7.      We note the revisions you made on page 8 in response to prior comment 7.  Please disclose how you determined that permissions related to the CAC and the CSRC's Overseas Listing Regulations were not required.  If you relied on the advice of counsel in making this determination, identify counsel and file its consent.  If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure.

Overview, page 2

8.      We note your disclosure that you utilized a "short-term initial public offering ("IPO") investment strategy" in your asset management services and that this strategy contributed to 82.34% of your revenue for the most recent fiscal year ended September 30, 2021.  Please revise to expand upon this investment strategy including more clearly describing if your strategy entails making private equity investments prior to an IPO or simply participating in the IPO.

9. We note your response to prior comment 10. Please revise to disclose the number of clients you serve in your wealth management and asset management service lines as of the latest most practicable date.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Underlying Products and Service Mix, page 48

10. Please revise to define "pews".

Business
Our Services
Wealth Management Services, page 82

11. If true, please disclose that your referral fees for policy renewals are generally at a lower fee percentage than fee rates for the initial origination of such policies, as well as the average and ranges of your referral fees in each instance. Further discuss the trends with respect to your policy renewal and initial originations of policies, and their related impact on your referral fee revenue, for the period covered by your financial statements.

Asset Management Services
Asset Management Related Advisory Services, page 88

12. We note your disclosure that you have been providing asset management related advisory services to investment company clients since late 2018. Please revise to disclose the material terms of these engagements, including but not limited to distinguishing the amount of revenues derived from "one-off" and annual fees. Please also revise your Exhibit Index to include these agreements or explain why they are not required pursuant to Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Contract Assets, page F-14

13. Please revise to disclose, for all the periods presented, an explanation of changes in the contract asset. In addition, for all periods presented, please present a roll forward of activity including, to the extent applicable, the beginning and ending balance, increases due to new business, decreases upon billing, decreases from payments received, and any other significant activity impacting the contract asset balance. Please refer to ASC 606-10-50-10.

Note 4 Accounts Receivable, Net, page F-18

14. Please revise to disclose an aging of your accounts receivable for all periods presented and your policy for determining their past due or delinquency status. Please refer to ASC 310-10-50.

Note 8 Related Parties Balances and Transactions, page F-22

15.  We note disclosure that the material amount due from Prestige Financial Holdings Group Limited relates to brand promotion services.  Please revise to clarify the nature of this asset.  Include in your revised disclosures, for example, whether this represents a prepayment for services that will ultimately be expensed, an advance to a related party that will be repaid, or something else.  Also, please revise to disclose the material contractual terms including any repayment terms related to these transactions.

You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.  Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:  Ying Li, Esq.